October 28, 2014

CONFIDENTIAL

Securities and Exchange Commission

Attn: J. Nolan McWilliams

Division of Corporate Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Mad Catz Interactive, Inc. Registration Statement on Form S-3 Filed September 25, 2014 File No. 333-198930

Dear Mr. McWilliams:

We are in receipt of your letter dated October 16, 2014 with respect to the above-referenced Registration Statement on Form S-3 (the “Form S-3”). We are responding herein to the Staff’s comments on behalf of our client, Mad Catz Interactive, Inc. (“Mad Catz”), as set forth below.

Mad Catz’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form S-3. For ease of reference, we have set forth the Staff’s comment and Mad Catz’ response below:

Comment:

1.	Please confirm you are relying on General Instruction I.B.6 of Form S-3 for this offering. In addition, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6.

Response:

Mad Catz confirms that it is relying on General Instruction I.B.6 of Form S-3 for this offering. The prospectus cover page has been revised to disclose the calculation of the

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Office of the Secretary

Securities and Exchange Commission

October 28, 2014

aggregate market value of Mad Catz’ outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

Comment:

2.	You disclose on page 16 of the prospectus that “the indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.” We note, however, that Exhibit 5.1 is limited to the laws of the Province of Ontario and the federal laws of Canada. As such, please have counsel revise Exhibit 5.1 so that it covers the laws of the State of New York. In addition, please have counsel revise Reliance and Assumption (m) on page 5 of Exhibit 5.1 accordingly. Alternatively, file a separate opinion that covers such laws. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response:

Mad Catz has filed a separate opinion regarding the debt securities issuable under the prospectus that covers the laws of the State of New York.

Comment:

3.	Counsel states in qualification (a) on page 7 that it has not reviewed the proposed form of the indenture. Please tell us how counsel is able to provide its opinion that the debt securities are the binding obligation of the registrant if counsel has not reviewed the form of the indenture or have counsel revise Exhibit 5.1 accordingly.

Response:

Mad Catz has filed a separate opinion regarding the debt securities issuable under the prospectus that covers the laws of the State of New York, and such opinion does not contain a similar qualification.

Comment:

4.	Please undertake to file, for any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. For guidance, refer to Section II.B.2 of Staff Legal Bulletin No. 19 and Question 212.05 in Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:

We advise the Staff that the Company will file an appropriately unqualified opinion of counsel as to the legality of securities to be offered in each takedown of the shelf offering under the Form S-3.

Office of the Secretary

Securities and Exchange Commission

October 28, 2014

Please contact the undersigned at (435) 674-0400 if you have any questions regarding the foregoing.

Very truly yours,

/S/ JOSHUA E. LITTLE

Joshua E. Little of DURHAM, JONES & PINEGAR, P.C.

Enclosures

cc: Whitney E. Peterson, Esq., Mad Catz Interactive, Inc.